Exhibit 3.i
ARTICLES OF AMENDMENT
TO THE RESTATED AND
AMENDED ARTICLES OF INCORPORATION
OF COEUR D’ALENE MINES CORPORATION
     Pursuant to Title 30, Chapter 1, Idaho Code, the undersigned corporation amends its articles of incorporation as follows:
1.	The name of the corporation is “Coeur d’Alene Mines Corporation.”

2.	The text of the amendment is as follows:

Article II is amended by replacing paragraph (a) of Article II with the following:

(a)	The corporation is authorized to issue two classes of shares of capital stock to be designated, respectively, “common stock” and “preferred stock”. The total number of such shares which the corporation shall have the authority to issue shall be 760 million. The total number of shares of common stock authorized to be issued shall be 750 million shares, $1.00 par value per share, and the total number of shares of preferred stock authorized to be issued shall be 10 million, $1.00 par value per share.

3.	The date of adoption of the amendment(s) was: December 7, 2007.

4.	Manner of adoption:

☐	The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-1-1002, Idaho Code, and was, therefore, adopted by the board of directors

☐	None of the corporation’s shares have been issued and was, therefore, adopted by the

☐ incorporator ☐ board of directors

☑	The number of shares outstanding and entitled to vote was: 278,465,840.

The number of shares cast for and assigned each amendment was:

Amended article	Shares for	Shares against
Article II	126,966,199	11,569,155
Dated: December 7, 2007

Signed:
Name:	Dennis E. Wheeler
Capacity:	Chairman, President
and Chief Executive Officer